SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

M III Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

55378T 203

(CUSIP Number)

3 Columbus Circle, 15th Floor

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55378T 203

1	Names of Reporting Person. M III Sponsor I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,777,475
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,777,475
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,777,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.66%
14	Type of Reporting Person OO

CUSIP No. 55378T 203

1	Names of Reporting Person. M III Sponsor I LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 272,575
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 272,575
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 272,575
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.42%
14	Type of Reporting Person PN

CUSIP No. 55378T 203

1	Names of Reporting Person. M III Acquisition Partners I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 3,777,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 3,777,475
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,777,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.66%
14	Type of Reporting Person OO

CUSIP No. 55378T 203

1	Names of Reporting Person. M III Acquisition Partners I Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 272,575
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 272,575
11	Aggregate Amount Beneficially Owned by Each Reporting Person 272,575
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.42%
14	Type of Reporting Person CO

CUSIP No. 55378T 203

1	Names of Reporting Person. Mohsin Y. Meghji
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,050,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,050,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.08%
14	Type of Reporting Person IN

* M III Acquisition Partners I LLC is the sole managing member of M III Sponsor I LLC. M III Acquisition Partners I Corp. is the sole general partner of M III Sponsor I LP. Mohsin Y. Meghji is the chief executive officer of M III Acquisition Partners I Corp. and the sole managing member of M III Acquisition Partners I LLC. Consequently, Mr. Meghji may be deemed the beneficial owner of the shares held by M III Sponsor I LLC and M III Sponsor I LP and has sole voting and dispositive control over such shares.

SCHEDULE 13D/A

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph.

M III Sponsor I LLC (“M III LLC”) and M III Sponsor I LP agreed with one or more prospective investors to transfer to them an aggregate of 137,778 Founder Shares in the event that such prospective investors purchase and/or hold in aggregate $12,000,000 of public shares and continue to hold, and elect not to redeem, such public shares as of the closing date of the business combination. Such transfer of Founder Shares will occur upon closing of the proposed business combination with IEA Energy Services, LLC and was consummated pursuant to an agreement substantially in the form of the Commitment Agreement which is attached hereto as Exhibit 10.5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference in its entirety to Item 6 of the Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1 Securities Subscription Agreement, dated as of April 10, 2015, by and between the Issuer and M III Sponsor I LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 19, 2016).

Exhibit 10.2 Second Amended and Restated Unit Subscription Agreement, dated as of July 7, 2016, among the Issuer, M III Sponsor I LLC and M III Sponsor I LP (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 13, 2016).

Exhibit 10.3 Insider Letter, dated as of July 7, 2016, by and among the Issuer, certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 13, 2016).

Exhibit 10.4 Registration Rights Agreement, dated as of July 7, 2016, by and among the Issuer and certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 13, 2016).

Exhibit 10.5 Form of Commitment Agreement.

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2018		M III SPONSOR I LLC By: M III Acquisition Partners I LLC, its Managing Member

	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Managing Member

M III SPONSOR I LP By: M III Acquisition Partners I Corp., its Sole General Partner
By: /s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Chief Executive Officer

/s/ Mohsin Y. Meghji
Mohsin Y. Meghji